EXHIBIT 99.1

Block listing Schedule 5

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

+-------------------------------------------------------------------+
| 1. | Name of company: Xenova Group plc                            |
|----+--------------------------------------------------------------|
| 2. | Name of scheme: Xenova Group Share Option Plans              |
|----+--------------------------------------------------------------|
| 3. | Period of return:  From 26 June 2004      to 25 January 2005 |
|----+--------------------------------------------------------------|
| 4. | Number and class of share(s) (amount of | 3,500,000 Ordinary |
|    | stock/debt security) not issued under   | 1p Shares          |
|    | scheme                                  |                    |
|----+-----------------------------------------+--------------------|
| 5. | Number of shares issued/allotted under  | NIL                |
|    | scheme during period:                   |                    |
|----+-----------------------------------------+--------------------|
| 6. | Balance under scheme not yet            | 3,500,000 Ordinary |
|    | issued/allotted at end of period        | 1p Shares          |
|----+-----------------------------------------+--------------------|
| 7. | Number and class of share(s) (amount of | 3,500,000 Ordinary |
|    | stock/debt securities) originally       | 1p Shares          |
|    | listed and the date of admission;       | on 26 January 2004 |
+-------------------------------------------------------------------+

+-------------------------------------------------------------------+
| Please confirm total number of shares in issue at the end of the  |
| period in order for us to update our records                      |
| 431,543,933 Ordinary Shares of 1p                                 |
|-------------------------------------------------------------------|
|                                                                   |
+-------------------------------------------------------------------+

Contact for queries:

Name: Veronica Cefis Sellar

Address:

Xenova Group plc, 957 Buckingham Avenue, Slough, Berkshire, SL1 4NL

Telephone: 01753 706600

Person making the return

Name: Daniel Abrams
Position: Finance Director
Signature:

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